UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2002

Flamel Technologies
(Translation of registrant's name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

INFORMATION FILED WITH THIS REPORT

On September 19, 2002, Flamel Technologies issued a press release announcing its receipt of a $4 million milestone payment from Servier Monde. Attached as Exhibit 1 to this Report on Form 6-K, and incorporated herein by reference, is the text of the September 19, 2002 press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies

Dated: September 20, 2002

By: /s/ Stephen H. Willard
Name: Stephen Willard
Title: Executive Vice President,
Chief Financial Officer and General
Counsel

Exhibit 1

Flamel Technologies Announces Receipt of $4 Million Milestone Payment from Servier Monde

Lyon, France, September 19, 2002 - Flamel Technologies S.A. (NASDAQ: FLML) announced today that it has received a $4 million payment for completion of a further technical milestone in connection with its licensing agreement announced with Servier Monde in January, 2002. Pursuant to the confidentiality provisions of the licensing agreement, further information on the progress of the product, an ACE inhibitor, has not been disclosed.

Dr. Gerard Soula, president and chief executive officer of Flamel, said: "We are pleased with the very rapid progress of our work with Servier Monde on this product. We believe that this is an important step in getting Flamel Micropump® technology into products on the market."

Stephen Willard, chief financial officer of Flamel, said: "We are pleased with our continued focus on the cash position and financial success of Flamel. With this payment, Flamel's cash position has increased to more than $14 million today, based on our business success, which exceeds our cash position even after our last financing was concluded in April, 2000. Furthermore, with this payment, we expect that we will have positive net income per share for the third quarter of 2002, which would be the fourth consecutive positive or breakeven quarter for Flamel. We will continue to focus on development of our cash position, our financial results and the maximization of shareholder value."

Flamel Technologies S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel's Medusa® nano-encapsulation technology is designed to deliver therapeutic proteins. Micropump® is a controlled release technology for the oral administration of small molecule drugs. Flamel's expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product now marketed by Corning Inc. Additionally, Flamel has developed new herbicide delivery systems now being tested by Monsanto and has patented a biomaterial, ColCys™.